Exhibit 1
Restated Management’s Discussion and Analysis
May 31, 2006
The following is management’s discussion in respect the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the year ended December 31, 2004 and comparative statements for December 31, 2003 and should be read in conjunction with the restated audited annual consolidated financial statements and notes for the year ended December 31, 2004 and 2003. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is dated February 28, 2005, except for giving effect to the restatement as described in notes 3 and 18 to the restated consolidated financial statements. Additional information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.
RESTATEMENT
The Company determined there was an error in how it accounted for certain revenue under the percentage-of-completion method of revenue recognition in 2004 and 2003 related to the Saglek contract. In addition, the Company determined that during 2003 and 2004 certain expense items relating to the Saglek contract were recorded in the incorrect period and items of a capital nature were expensed in the period incurred rather than being capitalized. The Company’s Board of Directors approved management’s recommendation to restate its consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003.

While the restatement adjustments change the Company’s previously reported results of operations in each of the individual annual reporting periods, the adjustments do not change the cumulative results of operations for the two-year period. The cumulative restated revenue and net earnings (loss) for the two-year period are the same as the previously reported cumulative amounts.
The restatement is described in note 3 to the restated consolidated financial statements.
OVERVIEW
CORPORATE OVERVIEW
Bennett Environmental Inc. is a North American leader in soil remediation services, targeting Canada and the North eastern United States. Our high temperature thermal oxidation process is the industry’s leading technology for rehabilitating contaminated soil.
Our decontamination process heats soils to over 1,000 degrees Celsius, which destroys chemicals and allows soil to be safely returned to the environment. Bennett recently received approval to process dioxins and furans as part of its treatment process.

CORPORATE OVERVIEW (CONTINUED)
Bennett sets itself apart from its competitors by its commitment to the environment and maintaining high emission standards that meet and exceed government-approved levels.
The foundation of our success lies in our highly skilled workforce and our commitment to customer service. We believe in operating a transparent company with strong social corporate responsibility policies and good governance.
STRATEGY
Bennett is embarking on a new long-term strategy focused on building sustainable growth and shareholder value. Our objective is to transform the company into a full-service environmental solutions firm that focuses on more than high temperature soil remediation. We plan to build shareholder value by expanding into new markets and services. In addition to soil remediation, the opportunities we may pursue include:
•	Project management

•	Brownfield developments

•	Landfill, transfer and broker services

•	Low thermal remediation

•	Metals remediation

•	Bioremediation

•	Waste water treatment

•	Mobile services
CORE BUSINESS
Bennett’s key market segments, described below, include soil remediation and debris decontamination.
SOIL REMEDIATION
Récupère Sol Inc. (RSI): This is our primary soil remediation facility located in Saint Ambroise, Quebec. RSI is an ISO 14001-certified facility. It treats soils contaminated with hydrocarbons, such as PCBs.

SOIL REMEDIATION (CONTINUED)
Belledune: This is our latest state-of-the-art facility, which is nearing start up, and is located in the Renviro Park near the Village of Belledune, New Brunswick. The Belledune facility is situated on 20 acres of land and will operate a Mark IV Thermal Oxidizer. The facility has applied for a permit to treat 100,000 metric tonnes per year of hydrocarbons and creosote impacted soil and will undergo test burns as part of its compliance procedure. Belledune will not begin operations until adequate volumes of soil are received for processing.
CONTAMINATED GOODS
Material Resource Recovery: Using best demonstrated available technology, MRR specializes in the thermal destruction of PCB-contaminated debris, including construction material such as wood, concrete and metal. The Cornwall, Ontario-based plant also processes contaminated plastics and has the equipment and required permits to treat contaminated water.
MRR’s “Turn Key” service program provides clients with a complete and integrated package of services for treating environmentally sensitive materials. Turn Key services include any necessary regulatory notifications and on site, analytical, transportation and destruction services. MRR’s “Turn Key” service is tailored to meet the specialized needs of individual customers and provides them with a cost-effective decontamination program for any size of job.
The year 2004 can be characterized as a transition year for Bennett. The Company took a series of important steps to strengthen its management team, to rebuild its sales organization and to forge new business relationships; particularly in the larger US market.
Bennett undertook an extensive recruitment process and installed a new senior team. In the first quarter, Allan Bulckaert was appointed Chief Executive Officer of the Company to replace John Bennett. In July, Bryan Maskell was appointed Vice President, North American Sales. In September, Andrew Boulanger was appointed Chief Financial Officer replacing Richard Stern and in October, Michael McSweeney was appointed to the new post of Vice President Government Relations and Environmental Affairs. In January 2005, following the resignation of Zul Tejpar as Vice President Business Development, Danny Ponn was appointed Vice President, Engineering and Business Development, and Al Bulckaert assumed line responsibility for Operations.
The Company also encountered other challenges in the year ended December 31, 2004, including a dispute on the New Jersey Federal Creosote contract and the class action in the U.S. as well as related securities regulatory investigations. Details of these developments can be found in the Company’s Annual Information Form for the year ended December 31, 2004.

SELECTED ANNUAL INFORMATION
The following sets forth selected financial data for each of the three most recently completed financial years.

	2004	2003	2002
(Cdn $)	(restated 1,2)	(restated 1,2)	(2)
Revenues	30,642,052	64,487,677	48,103,845

Net Earnings (loss)	(13,955,024)	13,593,244	12,046,276

Earnings per Share — basic	(0.76)	0.81	0.70

Earnings per Share — diluted	(0.76)	0.81	0.70

Return of Sales (defined as net earnings (loss) divided by sales)	N/A	21%	26%

Working Capital	25,919,525	24,777,605	18,206,207

Long-term liabilities	1,483,045	993,593	829,434

Shareholder’s Equity	80,003,390	54,317,774	35,007,285

Total Assets	90,012,402	70,168,207	52,384,674

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.
RESULTS OF OPERATIONS
CONSOLIDATION FINANCIAL RESULTS
The Consolidated net loss for the year was $14.0 million or a loss of $0.76 per share compared to net earnings of $13.6 million or $0.81 per share for the year ended December 31, 2003. The 2003 results have been restated to include the impact of a change in accounting policy for stock based compensation plans, as described in the section “Change in Accounting Policy”.
SALES
Sales for the year ended December 31, 2004 were $30.6 million compared to $64.5 million for the year ended December 31, 2003. For the year ended December 31, 2004 contribution margins (defined as revenue less operating expenses) were $5.1 million compared to a positive contribution of $30.7 million a year earlier.
During 2004 the Company processed approximately 53,000 tonnes of material compared to 73,000 tonnes for the year ended December 31, 2003. Contribution margins were negatively impacted by the Saglek contract in 2004 as a result of additional costs being incurred for the additional claim.

Sales (continued)
The following table summarizes revenues for each facility and for the Saglek Contract for 2004 and for the prior year (expressed in Cdn $ millions):

	2004	2003
St. Ambroise, Quebec	$15.9	$35.6

Cornwall, Ontario	3.3	3.6

Landfilling	4.3	0.4

Saglek (restated 1)	7.1	24.9

Total Sales	$30.6	$64.5

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
Included in the Company’s revenue for 2003 is an amount of $4.9 million related to a claim for extra expenses that is being disputed by the customer. In 2004, the Company has submitted a gross claim of $9.1 million to the customer but has left revenue recognized for this claim unchanged at $4.8 million. The amount recorded as revenue in 2003 reflects management’s assessment of the probable recovery of this claim. Management continues to pursue this matter with the customer and while it expects a recovery of the $4.8 million, there is a possibility that the amounts could be settled for more or less that the amounts recorded. Any differences between the final settlement amount and the amount currently recorded will be recorded in the period in which the amounts are settled.
Operating Costs
Operating costs for the year ended December 31, 2004 were $25.6 million compared to $33.7 million a year earlier.

The table below summarizes operating costs for each facility and for the Saglek project (expressed in Cdn $ millions):

	2004	2003
St. Ambroise, Quebec	$8.3	$15.1

Cornwall, Ontario	3.3	3.6

Landfilling	4.6	0.4

Saglek (restated 2,)	9.4	14.6

Total Operating Costs	$25.6	$33.7

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.

28,000 tonnes from the Saglek site were processed in St. Ambroise and approximately 16,000 tonnes in 2003. The balance of the Saglek operating costs represent site costs for excavating, packaging and washing contaminated material on site and transportation costs for material moved from Saglek to St. Ambroise Quebec. These costs do not include any allocation of indirect or fixed overhead costs.
Processing volumes for the year were approximately 53,000 tonnes of which 52,000 tonnes were processed at St. Ambroise and 1,000 were processed in Cornwall. Of the 52,000 tonnes processed in the Company’s Quebec facility 28,000 tonnes related to the Saglek project and the balance was from other customers and projects.
Saglek Contract
In late 2002 the Company was awarded a contract to remediate soil in Saglek, Northern Labrador. The contract was a fixed rate contract to excavate and remediate approximately 21,800 cubic meters of soil. The contract was a first for the Company in that it acted as primary contractor on the site rather than as a sub-contractor. Revenue from this contract was accounted for using the “percentage of completion” method. This method is generally used on long-term contracts and requires the Company to estimate its projected revenue and costs for the project on a quarterly basis and recognize revenue in proportion to the costs incurred. In late September 2004 the Company completed field work on the Saglek contract. As of December 2004, Bennett had completed the work related to the project.
The Company restated its financial statements for the years ended December 31, 2004 and 2003 related to the Saglek project. Refer to note 3 of the consolidated financial statements as at and for the years ended December 31, 2005 and 2004 for further explanation.

OTHER INCOME STATEMENTS
Administration and Business Development Costs
Annual Administration and Business Development costs were $15.8 million in 2004 compared to $8.5 million a year earlier. Approximately $3.1 million of this increase relates to severance, pension and costs related to the closure of the Vancouver office. Legal and professional fees were approximately $3.0 million higher in the year than the year before. Stock-based compensation was up approximately $0.4 million higher in the year than the year before as a result of the issuance of options granted to new employees in 2004. Increased insurance costs for directors’ and officers’ insurance of approximately $0.9 million accounted for the balance of the increase in overall administration and business development costs.
Loss from investments
For the year ended December 31, 2004 the Company recorded $0.8 million as a charge to its passive investments compared to $0.1 million for the same period last year.
Amortization and Loss on Asset Impairment
Amortization for 2004 was $3.8 million compared to $1.6 million in 2003. The increase in amortization was a result of accelerated amortization rates on equipment related to the Saglek contract.
During the year the Company recorded a loss from asset impairment of approximately $4.3 million related to a proposed treatment facility in Kirkland Lake, Ontario. Plans related to a third plant in Kirkland Lake have been postponed indefinitely.
Income taxes
For the year ended December 31, 2004, taxes recoverable were $5.7 million on pre-tax loss of $19.6 million. Certain permanent differences, including stock-based compensation, have affected the effective tax recovery rate from the statutory rate of approximately 36.9%.
Cash from operations
For the year ended December 31, 2004 cash used for operating activities before changes in operating working capital amounted to $5.2 million. Cash generated from operating working capital was approximately $0.1 million for a net use of cash from operations of approximately $5.3 million for the year. This compares to cash of $15.1 million being generated from operations other than non-cash working capital and non-cash working capital using approximately $10.1 million for a net of $5.0 million in 2003.

SUMMARY OF QUARTERLY RESULTS
The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data — basic and fully diluted):

	2004 (restated 1,2)				2003 (restated 1,2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	4.9	12.5	5.0	8.2	18.4	21.6	13.2	11.2
Net Income/(Loss)	(5.6)	(5.9)	(1.7)	(0.7)	4.5	4.9	2.0	2.2
Earnings Per Share — Basic	(0.32)	(0.33)	(0.11)	(0.06)	0.14	0.16	0.28	0.24
Earnings Per Share — Diluted	(0.32)	(0.33)	(0.11)	(0.06)	0.13	0.16	0.28	0.23

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.
FOURTH QUARTER RESULTS
The three month ended December 31, 2004 generated a net loss of $8.7 million compared to net income of $4.5 million for the same period in 2003. Revenue in the fourth quarter of 2004 was $4.9 million compared to $18.3 million in the same period in 2003. Total processed tonnage in the quarter was approximately 9,000 tonnes compared to approximately 24,000 tonnes in the fourth quarter of 2003. Volumes were down compared to the prior year because of lower volumes from the Federal Creosote Superfund site. Processed volumes from that site were less than 500 tonnes compared to approximately 11,000 tonnes for the fourth quarter of 2004.
Administration and Business Development costs in the fourth quarter of 2004 were $4.5 million compared to $2.0 million in the same period in 2003. Severance costs accounted for $1.2 million of the difference and higher professional fees related to the on-going class action litigation accounted for $1.0 million.
In the fourth quarter of 2004, the Company issued 3,000,000 common shares on December 30, 2004 for gross proceeds of $12.0 million ($11.1 million after issue costs of $0.9 million). Capital expenditures in the fourth quarter were $5.5 million. During the quarter the Company invested an additional $1.9 million on its Belledune facility and approximately $2.7 million on equipment upgrades to its kiln, new cooling system and material handling equipment in St. Ambroise, Quebec. Approximately $0.9 million was invested in permitting costs.

LIQUIDITY AND CAPITAL RESOURCES
LIQUIDITY
At year end Bennett had cash and equivalents of $13.8 million and working capital stood at $25.9 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash from its accounts receivable and its operations to meet working capital requirements for 2005.
In December 2004, Bennett issued 3,000,000 common shares for gross proceeds of $12 million. The Company also issued 1,000,000 common shares on February 3, 2004 for gross proceeds of $26 million. The common shares issued in February 2004 carried 500,000 warrants exercisable at $30 per share until August 2006. Total gross proceeds from these two share issues were $38.0 million ($37.8 million after issue costs). Proceeds from these issues were used to finance the construction of the Belledune, New Brunswick plant and for general working capital purposes.
CAPITAL EXPENDITURE
For the year ended December 31, 2004 the Company invested approximately $29.7 million in capital assets and permits and other assets in the year compared to $15.3 million a year earlier. The construction of the new facility in Belledune accounted for approximately $23.1 million in 2004 compared to $6.2 million in 2003 bringing the total construction costs to approximately $29.3 million for this facility.
The facility was approximately 30% over budget due to winter construction and scoping facility is now complete and is in the compliance testing phase which is expected to be completed in the third quarter of 2005. In addition the Company spent approximately $6.3 million on its facilities in Quebec primarily on a new soil cooling system ($3.5 million), upgrades to material handling systems ($1.7 million) and upgrades to its kiln ($1.1 million). Approximately $0.47 million was invested at the Company’s Cornwall plant primarily for storage capacity. The Company’s commitments for capital expenditure are less that $3.0 million for 2005 and the Company expects to fund these expenditures out of working capital resources.
LONG-TERM DEBT AND OTHER LONG-TERM COMMITMENTS
The Company has approximately $2.7 million in long term debt. In addition to this amount the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2005	$315,562
2006	188,133
2007	30,806
2008	127,782
2009	127,782

Total:	$890,065

OFF-BALANCE SHEET ARRANGEMENTS
The Company has pledged approximately $1.1 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. When the Company obtains its final operating permit for Belledune it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.
FINANCIAL AND OTHER INSTRUMENTS
The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of December 31, 2004 the Company had no foreign exchange contracts in place.
PROPOSED TRANSACTIONS
The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES
JOHN BENNETT
Mr. Bennett was the CEO until February 28, 2004 and Chairman of the Board of Directors until July 2004. In the quarter ended December 31, 2004 the Company expensed management fees to a company owned by Mr. John Bennett of approximately $48,500. In the fourth quarter of 2003 the Company expensed $47,170. For the year ended December 31, 2004, the Company expensed management fees of $0.3 million to a company owned by Mr. John Bennett, compared to $0.4 million in 2003.
PIERRE MEUNIER
During the fourth quarter of 2004, the Company expensed approximately $0.1 million compared to $0.1 million in the same period in 2003 to a law firm of which Mr. Meunier is a partner.
During the year the Company expensed $0.4 million compared to $0.1 million in 2003 to a law firm for which Mr. Meunier is a partner. The increase in legal fees in 2004 is related to the Ministry of Environment (Quebec) investigation into elevated levels of furans and dioxins in the vicinity surrounding the St. Ambroise, Quebec plant.
JAMES BLANCHARD
During the fourth quarter of 2004, the Company expensed $1.2 million to a law firm of which Mr. Blanchard is a partner. In the fourth quarter of 2003 the Company expensed $0.
During the year the Company expensed $1.3 million compared to $0 in 2003 to a law firm for which Mr. Blanchard is a partner. The increase in 2004 is related to legal defence costs for a shareholder class action lawsuit initiated against the Company.
These transactions were incurred in the normal course of operations and represent fair market value for services rendered.
CRITICAL ACCOUNTING ESTIMATES
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection,

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)
and disclosure of accounting estimates used in preparation of our consolidated financial statements.
The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
•	Revenue from the Saglek Labrador long-term, fixed price contract is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. Contract costs include direct material and wages and related benefits. Revenue related to unpriced change orders under the percentage of completion method, is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced changed orders is recorded when realization is assured beyond a reasonable doubt.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that an impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

CHANGES IN ACCOUNTING POLICIES
The Company issues stock options from time to time to its employees, directors and consultants to the Company. Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation retroactively, with restatement of prior periods. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.
CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2003 and 2004. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon subsequent review and in light of our restatement for the years ended 2003 and 2004, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2003 and 2004 because of certain material weaknesses including the lack of clear defined disclosure policy and procedures and insufficient review and supervision.
Under new management, the Company has taken several steps to improve its disclosure controls and procedures since late 2004. Disclosure controls were evaluated and improved during 2005. The Company has implemented a formal Disclosure Committee charged with overseeing the Company’s timely disclosure of material information. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by the Company with securities regulatory authorities is recorded, processed, summarized and communicated to management on a timely basis. All mid and senior management were required to participate in a Toronto Stock Exchange sponsored disclosure course in 2005. The Company also implemented a new disclosure policy and requires all mid and senior management to review and acknowledge receipt of such policy. A press release and disclosure checklist was also adopted. In addition the Company plans to provide both management at the corporate office and managers at the Company’s facilities with annual refresher courses on public disclosure issues.
(b) Changes in Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In late 2004 and subsequent to the periods covered by this report, during 2005, under new management, the Company took certain steps to improve its internal control over financial reporting. These improvements included:
•	strengthening the accounting and auditing department, including appointing new Chief Financial Officer in September 2004, hiring new corporate controller with external audit and public company experience in January 2005 and adding three new positions to accounting department: accounting manager (2005), financial analyst (2006) and accounts payable clerk (2005);

•	engaging outside independent consultants to assist in the evaluation, design and implementation of improved internal controls;

•	adopting a revised/formal policy on revenue recognition;

•	improving segregation of duties of accounting staff;

•	providing training sessions to accounting staff on applicable accounting guidance;

•	moving the accounting department from Vancouver, British Columbia to the Company’s head office in Oakville, Ontario and centralizing accounting and payroll functions;

•	providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members;

•	including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of projects and a summary of variance items on both revenues and costs;

•	implementing new accounting software systems;

•	adopting a monthly budget reporting system for each location and a system of providing monthly financial reporting package per site for review by senior management; and

•	adopting accounting review systems including review and approval of payroll registers, conducting daily bank reconciliations and using a month-end closing checklist.
Other than as discussed above, there was no change in the Company’s internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
SHARE CAPITAL
The number of common shares outstanding at December 31, 2004 was 21,427,440, up from 17,145,789 at December 31, 2003 and has increased by 4,000,000 shares in the year due to the share issuance on February 3, 2004 and on December 30, 2004 as noted above in the Liquidity and Capital Resources section. In addition, there were 1,031,451 stock options outstanding as at December 31, 2004 exercisable at prices from $2.17 to $22.90 a share. The February 3, 2004 share issue had warrants attached that can be exercised into 500,000 common shares at a price of $30.00 per share for a period of up to 18 months after the issue date.
The Company announced on April 21, 2004 that it had received Toronto Stock Exchange approval to commence a normal course issuer bid through the facilities of the TSX, permitting the Company to purchase for cancellation up to 900,000 common shares. The earliest the bid can commence was April 26, 2004 and it will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005. As of March 3, 2005, 11,500 shares have been purchased under the normal course issuer bid. The number of outstanding shares as at February 28, 2005 was 21,427,440 (including 11,500 shares purchased under the normal issuer bid that have not been cancelled).
RISK FACTORS
Information on “Risk Factors” can be found in the Company’s Annual Information Form for the fiscal year ended December 31, 2004.
FORWARD LOOKING STATEMENTS
Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties.
The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.